Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Aetna Inc.: 333-206289

151 Farmington Avenue Hartford, CT 06156	Media Contact: Cynthia Michener 860-273-8553 michenerc@aetna.com
Investor Contact: Tom Cowhey 860-273-2402 cowheyt@aetna.com

News Release __________________________________________________________

AETNA NAMES GARY LOVEMAN AND RICK JELINEK TO SENIOR LEADERSHIP TEAM

HARTFORD, Conn., September 30, 2015 — Aetna (NYSE: AET) announced two senior-level leadership appointments to strengthen the company’s ability to help lead the transformation of the health care industry to a new and better model – one in which insurers, doctors and hospitals work together to give people as many healthy days as possible.

Gary Loveman, Ph.D., is joining Aetna as executive vice president, and president of a newly expanded Healthagen® health services organization, which now will include Aetna’s Consumer Business. Healthagen will now integrate the company’s population health, clinical care management and consumer insight capabilities to create a simpler, more affordable end-to-end consumer experience.

Rick Jelinek is joining Aetna as executive vice president responsible for the Aetna-Humana integration, as well as Aetna’s enterprise strategy. In July 2015, Aetna announced plans to acquire Humana Inc. for $37 billion, a combination that will accelerate the company’s strategic focus on value-based, consumer-centric care and enable the company to better compete with more cost-effective products.

Both Loveman and Jelinek will report to Aetna’s Chairman and CEO Mark T. Bertolini, and both will join Aetna’s Executive Committee, the company’s senior-most leadership team.

“I am delighted to welcome Gary and Rick to Aetna at an exciting, important time for our company,” said Bertolini. “Their leadership and expertise will help us to take full advantage of the many opportunities before us as we pursue our mission of building a healthier world.”

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Joseph M. Zubretsky, senior executive vice president, Healthagen, has announced he is leaving Aetna after nearly nine years with the company. Most recently, Zubretsky played a pivotal role in establishing Healthagen as a leading provider-centric organization that is helping to drive the shift to value-based care. His Aetna career also includes two years as head of the company’s National Businesses unit and six years as its chief financial officer.

“I’m very grateful to Joe for his many significant contributions to Aetna’s success, and I wish him well in his future endeavors,” said Bertolini.

Gary Loveman, Ph.D.

Prior to joining Aetna, Loveman served as chairman, CEO and president of Caesars Entertainment Corporation. During his tenure with Caesars, he oversaw a period of growth that included several major acquisitions, as well as the utilization of cutting-edge technologies to deliver unsurpassed customer service and consumer experiences. Loveman also developed Wellness Rewards, Caesars’ widely recognized, incentive-based health and wellness program for the company’s 70,000 employees and their families. For the past three years, he has chaired the Business Roundtable’s Health & Retirement Committee, which focuses on improving the quality and affordability of the nation’s health and retirement systems. He serves on the Board of Trustees at Children’s Hospital Boston and on the Visiting Committee of the M.I.T. Department of Economics, and is also a member of the Board of Directors of FedEx Corporation. Earlier in his career, Gary was an associate professor at the Harvard University Graduate School of Business Administration, where he taught service management. He holds a Ph.D. in economics from M.I.T., where he was an Alfred Sloan Doctoral Dissertation Fellow, and a bachelor’s degree in economics from Wesleyan University.

“I’m excited to join Aetna, a company that is at the forefront of helping to drive much-needed change in our health care system,” said Loveman. “I look forward to working with Mark and the Aetna team to find innovative, technology-enabled new ways to partner with physicians, providers, and consumers – all in service of delivering better, simpler care to more people at a lower cost.”

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Rick Jelinek

Prior to joining Aetna, Jelinek was an operating partner at Advent International, one of the world’s leading private equity firms with investments totaling $28 billion across 40 countries. Previously, he served as CEO of OptumHealth, part of the UnitedHealth Group. His tenure at UnitedHealth spanned 19 years, during which he oversaw several divisions as CEO and served as an executive vice president of the corporation. His divisional CEO responsibilities included the company’s Medicare Advantage business, its Medicaid and children’s health insurance businesses, and the company’s Emerging Businesses Group. While at Optum, Jelinek oversaw the company’s care delivery, population health management, and consumer programs businesses. He joined UnitedHealth through a predecessor organization, Lifemark Corporation. He holds an MBA and master’s degree in health services administration from the University of Michigan., as well as bachelor’s degree in business administration from the University of Southern California.

“I’m pleased to join Aetna as the company prepares to nearly double in size through the planned acquisition of Humana,” said Jelinek. “The combined company will be able to offer more consumers a broader choice of products, access to higher quality and more affordable care, and a better overall experience in more geographic locations across the country.”

About Aetna

Aetna is one of the nation's leading diversified health care benefits companies, serving an estimated 46.7 million people with information and resources to help them make better informed decisions about their health care. Aetna offers a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans, and medical management capabilities, Medicaid health care management services, workers' compensation administrative services and health information technology products and services. Aetna's customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers, governmental units, government-sponsored plans, labor groups and expatriates. For more information, see www.aetna.com and learn about how Aetna is helping to build a healthier world. @AetnaNews

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna. The registration statement was declared effective by the SEC on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to shareholders of Aetna and stockholders of Humana on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement

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and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402.  Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Aetna and Humana filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this communication regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, the impact of the appointments of Messrs. Loveman and Jelinek on Aetna’s ability to help lead the transformation of the health care industry and take advantage of the business opportunities available to Aetna and Aetna’s ability to create a simpler, more affordable end-to-end consumer experience, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform's reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws

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(increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government's debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana.  Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

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